Exhibit 99.1

VIQ Solutions Announces Amendment to Credit Agreement, Draw on Previously
Announced US$15 Million Credit Facility, and Repricing of Warrants

PHOENIX, ARIZONA, November 10, 2023 - VIQ Solutions Inc. (“VIQ”, “VIQ Solutions” or the “Company”) (TSX: VQS) today announces that the Company has entered into an amendment agreement (the “Amending Agreement”) with Beedie Investments Ltd. (the “Lender”) in order to amend certain terms of the credit agreement dated January 13, 2023 between the Company and the Lender (the “Credit Agreement”). In connection with entering into the Amending Agreement, the Company has drawn a subsequent advance of US$1.25 million (the “Subsequent Advance”) under its previously announced senior secured loan (the “Loan”) of up to US$15 million with the Lender pursuant to the terms of the Credit Agreement, as amended by the Amending Agreement. As of the date hereof, US$14.25 million of the Loan has been advanced to the Company. The Company intends to use the Subsequent Advance for growth initiatives.

Terms of the Amended Credit Agreement and Warrant Issuance

Pursuant to the terms of the Amending Agreement, the interest rate on the Loan was increased by 2% to 14.5%, which is comprised of cash interest of 9.5% per annum, calculated and paid monthly, and paid-in-kind interest charged at a rate of 5.0% per annum, compounded monthly and added to the outstanding principal amount of the Loan. Pursuant to the Amending Agreement, the Lender was also granted a participation right in certain future equity financings of the Company in order to maintain its pro rata equity interest in the Company determined on a partially-diluted basis. Additionally, the Company is obligated to seek shareholder approval at the Company’s next annual general meeting to approve an increase to the number of common share purchase warrants issuable to the Lender under the Credit Agreement in order to permit the Lender to receive the number of common share purchase warrants that the Lender would have otherwise been able entitled to receive in connection with the Subsequent Advance and any further advance under the Loan, but which were not issued because of the original limits set forth in the Credit Agreement. In the event the Company is unable to increase the number of common share purchase warrants, the Company is obligated to pay an amendment fee of US$375,000 at the maturity or repayment of the Loan (the “Amendment Fee”).

In connection with the Subsequent Advance, the Company has issued 123,365 common share purchase warrants (each, a “Warrant”) to the Lender. Each Warrant is exercisable to purchase one common share of the Company (each, a “Warrant Share”) at an exercise price of CDN$0.2004 per Warrant Share. The Warrants expire on November 10, 2030. The Lender is not an “insider” for the purposes of applicable Canadian securities laws.

A copy of the Credit Agreement is available, and the Amending Agreement will be available, under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Warrant Repricing

In connection with the Subsequent Advance, Company also announces that it has received conditional acceptance from the Toronto Stock Exchange (the “TSX”) to amend (the “Amendment”) the terms of 8,466,173 Common Share purchase warrants (collectively, the “Repriced Warrants”) held by the Lender. The Repriced Warrants are currently exercisable at a prices between CDN$0.349 and CDN$0.45. Under the terms of the Amendment, the exercise price of the Repriced Warrants would be reduced to CDN$0.2004. Completion of the Amendment remains subject to final approval of the TSX and will not take effect until such time as approval has been received.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

For additional information:

Media Contact:

Audrey Liu

Corporate Controller

VIQ Solutions Inc.

Phone: (800) 263-9947

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-Looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, “project” or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, those statements with respect to the intended use of the Subsequent Advance; the waiver of the Amendment Fee, and final TSX approval of the Amendment. Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s business plans and goals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual report for the year ended December 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedarplus.ca and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter any forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.